Mail Stop 6010

June 4, 2007

Mr. Edward H. Myles
Chief Financial Officer
Pressure Biosciences, Inc.
321 Manley Street
West Bridgewater, MA 02379-1040

      Re: Pressure Biosciences, Inc.
            Form 10-KSB for the Year Ended December 31, 2006
            File No. 000-21615

Dear Mr. Myles:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                  Sincerely,

                  Martin F. James
                  Senior Assistant Chief Accountant